UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-38558

TRICIDA, INC.
(Exact name of registrant as specified in its charter)

2108 N Street
Suite 4935
Sacramento, CA 95816 (415) 429-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0*

*As previously disclosed, on January 11, 2023, Tricida, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Court”), thereby commencing a Chapter 11 case for the Company (Case No. 23-10024). On May 23, the Court entered an order confirming the Fifth Amended Chapter 11 Plan of Liquidation for Tricida, Inc. (the “Plan”). On June 12, 2023, the Plan became effective pursuant to its terms (the “Effective Date”). Pursuant to the Plan, all outstanding shares of the Company’s Common Stock were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tricida, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2023	Tricida, Inc.

	By:	/s/ Geoffrey M. Parker
	Name:	Geoffrey M. Parker
	Title:	Chief Operating Officer and Chief Financial Officer